Greystone Housing Impact Investors LP 14301 FNB Parkway, Suite 211 Omaha, NE 68154 P: 402.952.1235 www.ghiinvestors.com

June 21, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: John Spitz

100 F Street, N.E.

Washington, D.C. 20549

Re: Greystone Housing Impact Investors LP

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-41564

Dear Mr. Spitz:

We have received the Staff’s letter dated June 3, 2024, detailing your office’s review of the above-referenced filing. On behalf of Greystone Housing Impact Investors LP (the “Partnership”), below are our responses to those comments. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

* * * * *

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Balance Sheets, page 80

1. Please revise future filings to present each of the following separately on the face of the consolidated balance sheet as of each period end presented:

•
assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE, and
•
liabilities of a consolidated VIE for which creditors or beneficial interest holders do not have recourse to your general credit.

Please provide us with your proposed disclosure. Refer to ASC 810-10-45-25 for guidance.

Response: As requested, in future filings, beginning with the Partnership’s Form 10-Q for the quarter ended June 30, 2024, the Partnership will include enhanced details on the face of its consolidated balance sheets, as of each period presented, identifying the assets of its consolidated VIEs that can be used only to settle obligations of the consolidated VIEs and the liabilities of its consolidated VIEs for which creditors do not have recourse to the general credit of the

John Spitz

Securities and Exchange Commission

June 21, 2024

Partnership, as primary beneficiary. Our proposed disclosure in this regard is set forth in Exhibit A, and is presented as of December 31, 2023.

Note 5. Variable Interest Entities, page 95

2. Please revise future filings to provide additional information (e.g., nature, purpose, activities, etc.) related to non-consolidated VIEs, your involvement with these VIES, and the variable interests that you hold. Additionally, tell us how you determined that your variable interests represent MRBs, GILs, property loans, etc. which presumably are the underlying assets held by the VIE and not the ownership or beneficial interests of the VIE. Refer to ASC 810-10-50-5A.d for guidance. Please provide us with your proposed disclosure.

Response: As requested, in future filings, beginning with the Partnership’s Form 10-Q for the quarter ended June 30, 2024, the Partnership will provide the additional foregoing information related to the non-consolidated VIEs. Our proposed disclosure in this regard is included in the proposed revised footnote set forth in Exhibit B.

The Partnership has investments that are variable interests in the form of MRBs, GILs, property loans, and similar assets, that finance the construction and/or operation of affordable multifamily properties. The borrower entities associated with certain of these investment assets are VIEs and the Partnership will absorb losses of the VIEs if the borrower entities are unable to repay the outstanding principal of the respective MRBs, GILs, property loans, and similar assets. The Partnership’s MRBs, GILs, property loans, and similar assets are debt to the respective VIEs with the Partnership earning interest income based on either fixed or variable interest rates stated in the respective debt agreements and the Partnership has certain lender rights and remedies in an event of default. The Partnership does not have an ownership or beneficial interest in the borrower entity VIEs and is not the primary beneficiary of the VIEs. The Partnership has added enhanced disclosures regarding the purpose of the VIEs and how the Partnership’s variable interests impact the financing and operations of the VIEs. The Partnership has added enhanced disclosures regarding how the VIEs account for the Partnership’s MRBs, GILs, property loans, and similar assets as debt. The Partnership believes these additional disclosures provide enhanced context for the Partnership’s variable interests consistent with the disclosure requirements in ASC 810-10-50-5A.d.

As additional context for the Staff, all borrower entity VIEs associated with the Partnership’s MRBs, GILs, property loans, and similar assets are for-profit entities associated with the construction and/or operation of affordable multifamily properties, typically associated with an allocation of Low Income Housing Tax Credits to the equity investors of the borrower entity VIE. The Partnership’s primary rights under the contractual arrangements associated with the MRBs, GILs, property loans, and similar assets are the receipt of interest at the contractually stated rates, the receipt of regular financial and operational information to monitor performance of the underlying properties, and the ability to enforce certain remedies upon a default, including foreclosure on the underlying real estate. The Partnership’s rights do not allow it to exercise

John Spitz

Securities and Exchange Commission

June 21, 2024

powers that are associated with the ownership of real estate, such as the ability to control the day-to-day operations of the VIEs, the ability to refinance the debt of the VIEs, or the ability to sell the assets within the VIEs and therefore, the Partnership is not the primary beneficiary of the VIEs and does not consolidate the borrower entity VIEs.

In addition to the borrower entity VIEs, the Partnership also has equity investments in entities formed for the construction, operation and sale of market-rate multifamily or seniors housing properties. For those investments, the Partnership is not considered the primary beneficiary of the VIE, and the Partnership does not consolidate the equity investment VIE.

The Partnership notes that the Staff’s comment above refers specifically to disclosures for non-consolidated VIEs and does not reference consolidated VIEs. In Exhibit B, the Partnership has added enhanced disclosures for consolidated VIEs similar to those for non-consolidated as the Partnership believes the disclosures will further clarify the structure and operations of consolidated VIEs and enhance the reader's understanding of how the Partnership’s involvement in consolidated VIEs differs from non-consolidated VIEs.

3. Please revise future filings to clarify how the accounting and financial reporting is different for your involvement with a consolidated versus non-consolidated VIE. Refer to ASC 810-10-50-2AA.d for guidance. Please provide us with your proposed disclosure.

Response: As requested, in future filings, beginning with the Partnership’s Form 10-Q for the quarter ended June 30, 2024, the Partnership will clarify the differences in accounting and financial reporting for the consolidated versus non-consolidated VIEs. Our proposed disclosure in this regard is included in the proposed revised footnote set forth in Exhibit B.

As additional context for the Staff, as noted in the response to comment #2 above, the Partnership is not the primary beneficiary of the borrower entity VIEs and does not consolidate the borrower entities.

The Partnership finances certain of its investments in MRBs, GILs, property loans, and similar assets by selling those investments into debt financing structures in the form of TOBs, a term TOB, TEBS financings, and the TEBS Residual Financing. These debt financing structures issue senior securities and residual beneficial interests that share in the cash flows from these securitized investment assets. The senior securities are sold to third-party investors for cash and the Partnership retains the residual beneficial interests. In accordance with guidance on consolidation of VIEs, the Partnership has determined the debt financing structures are VIEs and that the Partnership is the primary beneficiary of these VIEs. Accordingly, the Partnership consolidates the assets, liabilities, income and expenses of the VIEs in the Partnership’s consolidated financial statements. The debt financing structures do not meet the accounting criteria for a sale or transfer of financial assets, and therefore are accounted for as secured financing transactions. As a result, our investments in MRBs, GILs, property loans, and similar

John Spitz

Securities and Exchange Commission

June 21, 2024

assets that have been securitized via debt financing structures continue to be recorded as such on our consolidated financial statements.

4. Please revise future filings to disclose the carrying amounts and classification of the assets and liabilities in your consolidated balance sheet that relate to your variable interests in non-consolidated VIEs as of each period end presented, your maximum exposure to loss, and a tabular comparison of these amounts. Refer to ASC 810-10-50-4 for guidance. Please provide us with your proposed disclosure.

Response: As requested, in future filings, beginning with the Partnership’s Form 10-Q for the quarter ended June 30, 2024, the Partnership will include enhanced details within the footnote to the consolidated financial statements captioned “Variable Interest Entities” and will provide enhanced tabular disclosure of the carrying amounts and classification of the assets in the Partnership’s consolidated balance sheet that relate to our variable interests in non-consolidated VIEs and the Partnership’s related maximum exposure to loss. The Partnership specifically notes that there are no liabilities in its consolidated balance sheet associated with variable interests in non-consolidated VIEs. Our proposed disclosure in this regard is included in the proposed revised footnote set forth in Exhibit B, and is presented as of December 31, 2023.

* * * * *

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (402) 952-1233, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Jesse A. Coury

Jesse A. Coury

Chief Financial Officer

cc: Kenneth C. Rogozinski, Greystone Housing Impact Investors LP

David P. Hooper, Esq., Barnes & Thornburg LLP

EXHIBIT A

GREYSTONE HOUSING IMPACT INVESTORS LP

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets:
Cash and cash equivalents	$37,918,237	$51,188,416
Restricted cash	9,815,909	41,448,840
Interest receivable, net	8,265,901	11,628,173
Mortgage revenue bonds held in trust, at fair value (Note 6)	883,030,786	763,208,945
Mortgage revenue bonds, at fair value (Note 6)	47,644,509	36,199,059
Governmental issuer loans
Governmental issuer loans held in trust (Note 7)	222,947,300	300,230,435
Allowance for credit losses (Note 13)	(1,294,000)	-
Governmental issuer loans, net	221,653,300	300,230,435
Property loans
Property loans (Note 8)	122,556,204	175,604,711
Allowance for credit losses (Note 13)	(2,048,000)	(495,000)
Property loans, net	120,508,204	175,109,711
Investments in unconsolidated entities (Note 9)	136,653,246	115,790,841
Real estate assets, net (Note 10)	4,716,140	36,550,478
Other assets (Note 12)	43,194,470	35,774,667
Total Assets (1)	$1,513,400,702	$1,567,129,565

Liabilities:
Accounts payable, accrued expenses and other liabilities (Note 14)	$22,958,088	$21,733,506
Distribution payable	8,584,292	10,899,677
Secured lines of credit (Note 15)	33,400,000	55,500,000
Debt financing, net (Note 16)	1,015,030,066	1,058,903,952
Mortgages payable, net (Note 17)	1,690,000	1,690,000
Total Liabilities (1)	1,081,662,446	1,148,727,135

Commitments and Contingencies (Note 19)

Redeemable Preferred Units, $82.5 million redemption value, 8.3 million issued and outstanding, net (Note 20)	82,431,548	94,446,913

Partnersʼ Capital:
General Partner (Note 1)	543,977	285,571
Beneficial Unit Certificates ("BUCs," Note 1)	348,762,731	323,669,946
Total Partnersʼ Capital	349,306,708	323,955,517
Total Liabilities and Partnersʼ Capital	$1,513,400,702	$1,567,129,565

(1)
The consolidated balance sheets include assets of consolidated variable interest entities (“VIEs”) that can only be used to settle obligations of these VIEs that totaled $1,247,819,817 and $1,223,057,005 as of December 31, 2023 and 2022, respectively. The consolidated balance sheets include liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Partnership that totaled $374,992,803 and $332,668,165 as of December 31, 2023 and 2022, respectively. See Note 5 - Variable Interest Entities for further detail.

EXHIBIT B

5. Variable Interest Entities

See section under the heading “Variable Interest Entities” within Note 2 of the consolidated financial statements for the Partnership’s policies regarding accounting for Variable Interest Entities.

Non-Consolidated Variable Interest Entities

The Partnership acquires investments in the form of MRBs, taxable MRBs, GILs, taxable GILs, and property loans to finance the construction and/or operation of affordable multifamily properties. The Partnership has determined that borrower entities associated with certain of these investment assets are VIEs for financial reporting purposes and the Partnership performs an evaluation to determine if the Partnership is the primary beneficiary. The Partnership’s investment assets are considered variable interests in the VIEs as the Partnership will absorb losses of the VIEs if the borrower entities are unable to repay the outstanding principal of the respective MRBs, taxable MRBs, GILs, taxable GILs, and property loans. The Partnership’s MRBs, taxable MRBs, GILs, taxable GILs, and property loans are debt to the respective VIEs with the Partnership earning interest income based on either fixed or variable interest rates stated in the respective debt agreements and the Partnership has certain lender rights and remedies in an event of default. The Partnership determined that the rights that grant the power to direct the activities that most significantly impact the VIEs’ economic performance are those rights to manage regular property operations of the VIEs, to sell the assets of the VIEs, or to refinance the debt of the VIEs, all of which are held by the equity investors in the VIE and not the Partnership. As a result, the Partnership is not considered the primary beneficiary and does not consolidate the financial statements of these VIEs in the Partnership’s consolidated financial statements. The Partnership reports its investments in the MRBs, taxable MRBs, GILs, taxable GILs, and property loans on the Partnership’s consolidated balance sheet and the related interest income on the Partnership’s consolidated statement of operations.

The Partnership makes equity investments in entities formed for the construction, operation and sale of market-rate multifamily or seniors housing properties (Note 9). The Partnership has determined that the underlying investee entities are VIEs for financial reporting purposes and the Partnership performs an evaluation to determine if the Partnership is the primary beneficiary. The VIEs are financed by construction loans from financial institutions and equity investments from the Partnership and the respective managing members. The Partnership’s equity investments in these VIEs are considered variable interests as the Partnership, and the respective managing members, are entitled to returns and absorb losses from the underlying properties according to the entities’ respective operating agreements. The Partnership and the respective managing members have various rights within the respective operating agreement for each VIE. The Partnership determined the rights that grant the power to direct the activities that most significantly impact the VIEs’ performance are those rights to manage regular property operations of the VIEs, to sell the assets of the VIEs, or to refinance the debt of the VIEs, all of which are held by the managing members of the VIEs. In addition, the Partnership does not have kick-out rights or substantive participating rights. As a result, the Partnership is not considered the primary beneficiary and does not consolidate the financial statements of these VIEs in the Partnership’s consolidated financial statements, with one exception as disclosed in the “Consolidated Variable Interest Entities” section below. The Partnership reports its equity investments in the VIEs as “Investments in unconsolidated entities” on the Partnership’s consolidated balance sheet and the related preferred return, earnings (losses) from investments in unconsolidated entities, and gains on sale on the Partnership’s consolidated statement of operations.

The Partnership held variable interests in 33 and 35 non-consolidated VIEs as of December 31, 2023 and 2022, respectively. The following table summarizes the Partnership’s carrying value by asset and maximum exposure to loss associated with the variable interests as of December 31, 2023 and 2022:

	Carrying Value	Maximum Exposure to Loss	Carrying Value	Maximum Exposure to Loss
	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2022
Mortgage revenue bonds	$105,236,097	$98,336,213	$72,655,322	$71,629,581
Taxable mortgage revenue bonds	13,488,560	13,520,631	3,044,829	3,044,829
Governmental issuer loans	202,547,300	202,547,300	300,230,435	300,230,435
Taxable governmental issuer loans	13,573,000	13,573,000	8,000,000	8,000,000
Property loans	107,511,750	107,511,750	169,002,497	169,002,497
Investments in unconsolidated entities	136,653,246	136,653,246	115,790,841	115,790,841
	$579,009,953	$572,142,140	$668,723,924	$667,698,183

The Partnership’s maximum exposure to loss for non-consolidated VIEs associated with the MRBs and taxable MRBs as of December 31, 2023 and 2022 is equal to the Partnership’s cost basis adjusted for paydowns. The difference between the carrying values in the Partnership's consolidated balance sheets and the maximum exposure to loss is due to the unrealized gains or losses. The Partnership has future MRB and taxable MRB funding commitments related to non-consolidated VIEs totaling $125.6 million and $16.4 million, respectively, as of December 31, 2023 (Note 19).

The Partnership’s maximum exposure to loss for non-consolidated VIEs associated with the GILs, taxable GILs, property loans and investments in unconsolidated entities as of December 31, 2023 and 2022 is equal to the Partnership’s carrying value. The Partnership has future GIL, taxable GIL, property loan and investment in unconsolidated entities funding commitments related to non-consolidated VIEs totaling $51.1 million, $53.6 million, $19.9 million, and $49.4 million, respectively, as of December 31, 2023 (Note 19).

Consolidated Variable Interest Entities

The Partnership obtains leverage on its investment assets to enhance returns and lower its net capital investment. The Partnership’s leverage programs generally consist of selling MRBs, taxable MRBs, GILs, taxable GILs, and property loans into debt financing structures in the form of TOBs, a term TOB, TEBS financings, and the TEBS Residual Financing. These debt financing structures issue senior securities and residual beneficial interests that share in the cash flows from the securitized investment assets. The senior securities are sold to third-party investors for cash and the Partnership retains the residual beneficial interests. The Partnership has determined that the TOBs, term TOB, TEBS financings, and the TEBS Residual Financing are legal entities that are VIEs for financial reporting purposes and the Partnership performs an evaluation to determine if the Partnership is the primary beneficiary. In determining the primary beneficiary of each VIE, the Partnership considered which party has the power to control the activities of the VIE which most significantly impact its financial performance and the obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIE. The Partnership determined that the right to direct the VIEs to sell the underlying assets most significantly impacts the economic performance of the VIEs, and such right is held by the Partnership though its ownership of the residual beneficial interests. The Partnership determined that it would absorb losses of the VIE as the Partnership’s residual beneficial interests are in a first-loss position and subordinate to the senior securities in the distribution of cash flows of the VIEs. As the Partnership meets both primary beneficiary criteria, it is considered the primary beneficiary of the VIEs and reports the VIEs on a consolidated basis. The Partnership reports the underlying investment assets of the VIEs in the Partnership’s assets (Notes 6, 7, 8 and 12) and the senior securities of the VIEs are reported as “Debt financing, net” (Note 16) on the Partnership’s consolidated balance sheets. The interest income earned from the underlying investment assets of the VIEs is reported within “Investment income” and “Other interest income” on the Partnership’s consolidated statement of operations. Interest expense and facility fees associated with the debt financing are reported within “Interest expense” on the Partnership’s consolidated statement of operations.

As noted previously, the Partnership makes equity investments in certain entities formed for the construction, operation and sale of market-rate multifamily or seniors housing properties (Note 9). Most of the Partnership’s equity investments are VIEs and the Partnership is not considered the primary beneficiary, making such entities non-consolidated VIEs. Within one of the Partnership’s equity investments, Vantage at San Marcos, the Partnership has additional rights compared to its other equity investments which are considered in the Partnership’s assessment of the primary beneficiary of the VIE. In determining the primary beneficiary of the VIEs, the Partnership considered which party has the power to control the activities of the VIEs which most significantly impact its financial performance and the obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIEs. For Vantage at San Marcos, the Partnership can currently require the managing member of the VIE to purchase the Partnership’s equity investment in the VIE at a price equal to the Partnership’s carrying value. The only assets of the VIE are land and capitalized development costs such that if the Partnership were to require the managing member to purchase its equity investment, all underlying assets of the VIE would likely need to be sold, which would significantly impact the VIE’s economic performance. The Partnership would be exposed to gains or losses of the VIE based on the sales price of the underlying asset in relation to the Partnership’s investment. As the Partnership meets both the primary beneficiary criteria for the Vantage at San Marcos, it is considered the primary beneficiary of the VIE and reports the VIE on a consolidated basis. The Partnership first began reporting the Vantage at San Marcos VIE on a consolidated basis in the fourth quarter of 2021. The Partnership reports the land and capitalized development costs of the VIE within “Real estate assets, net” and a mortgage loan on the property with “Mortgages payable, net” on the Partnership’s consolidated balance sheets. The VIE has not reported any income or expenses during the years ended December 31, 2023 and 2022. If certain events occur in the future, the Partnership’s option to redeem the investment will terminate and the VIE may be deconsolidated.

The following table summarizes the assets and liabilities of the Partnership’s consolidated VIEs as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Assets:
Restricted cash	$12,605	$216,605
Interest receivable, net	6,920,851	8,703,094
Mortgage revenue bonds held in trust, at fair value	883,030,786	763,208,945
Governmental issuer loans
Governmental issuer loans held in trust	222,947,300	300,230,435
Allowance for credit losses	(1,294,000)	-
Governmental issuer loans, net	221,653,300	300,230,435
Property loans
Property loans	108,271,420	130,002,497
Allowance for credit losses	(675,000)	-
Property loans, net	107,596,420	130,002,497
Real estate assets	3,606,658	3,664,472
Other assets	24,999,197	17,030,957
Total Assets	$1,247,819,817	$1,223,057,005

Liabilities:
Accounts payable, accrued expenses and other liabilities (1)	$8,656,003	$7,385,279
Debt financing (2)	1,018,314,376	959,110,785
Mortgages payable (3)	1,690,000	1,690,000
Total Liabilities	$1,028,660,379	$968,186,064
(1)
Of the amounts reported, $5,495,426 and $4,986,380 are associated with VIEs where the creditor does not have recourse to the general credit of the Partnership as of December 31, 2023 and 2022, respectively.
(2)
Of the amounts reported, $367,807,377 and $325,991,785 are associated with VIEs where the creditor does not have recourse to the general credit of the Partnership as of December 31, 2023 and 2022, respectively.
(3)
The entire mortgages payable balance is associated with a VIE where the creditor does not have recourse to the general credit of the Partnership as of December 31, 2023 and 2022, respectively.